UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

National Home Health Care Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

636380107

(CUSIP Number)
Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis, Friese & Ginsburg LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 292,081
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 292,081

11. Aggregate Amount Beneficially Owned by Each Reporting Person 292,081

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.2%

14. Type of Reporting Person (See Instructions)

OO
IA

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 292,081
9. Sole Dispositive Power 0
10. Shared Dispositive Power 292,081

11. Aggregate Amount Beneficially Owned by Each Reporting Person 292,081

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 5.2%

14. Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of National Home Health Care Corp. (the "Issuer"). The principal executive office of the Issuer is located at 700 White Plains Road, Suite 275, Scarsdale, NY 10583.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC ("Lawndale"); and
Andrew E. Shapiro ("Shapiro")

(the "Filers").

Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b) The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

LCM is an investment adviser. Shapiro is the sole manager of LCM.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Shapiro is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:
Purchaser	Source of Funds	Amount
LCM	Funds under Management	$2,447,782.57

Item 4. Purpose of Transaction

The Filers ("Lawndale") have been and may continue to be in contact with National Home Health Care's ("NHHC") management, members of NHHC's Board of Directors, other significant shareholders and others regarding alternatives that NHHC could employ to maximize shareholder value, including, but not limited to, NHHC's corporate acquisition, stock buyback and dividend policies and programs.

Lawndale believes the public market value of NHHC is undervalued by not adequately reflecting the value of NHHC's underlying business and assets and the potential value from NHHC's continued participation in the consolidation of the fragmented home health care industry.

Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Stock by the Filers since March 18, 2006:
Name	Purchase or Sale	Date	Number of Shares	Price Per Share
LCM	P	4/24/2006	21,209	9.92
LCM	P	4/26/2006	10,484	9.72
LCM	P	4/27/2006	706	9.95
LCM	S	4/27/2006	500	10.11
LCM	P	4/28/2006	1,300	10.21
LCM	P	5/1/2006	1,729	10.04
LCM	P	5/3/2006	4,996	9.86
LCM	P	5/4/2006	6,208	9.77
LCM	P	5/5/2006	600	9.77
LCM	P	5/8/2006	10,200	9.83
LCM	P	5/10/2006	2,614	9.75
LCM	P	5/12/2006	1,256	9.82
LCM	P	5/15/2006	9,177	9.57
LCM	P	5/17/2006	349	9.57
LCM	S	5/17/2006	55	9.84
LCM	P	5/18/2006	2,713	9.61
LCM	P	5/19/2006	21	9.57
LCM	P	5/22/2006	2,449	9.76
LCM	P	5/23/2006	797	9.78
LCM	P	5/24/2006	1,000	9.79
LCM	P	5/25/2006	1,295	9.84

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 30 , 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: /s/ Andrew E. Shapiro, Manager	/s/ Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of National Home Health Care Corp. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: May 30, 2006
LAWNDALE CAPITAL MANAGEMENT, LLC By: /s/ Andrew E. Shapiro, Manager	/s/ Andrew E. Shapiro

9000\001\CRUPRIGHT\1358717.1